[USAA EAGLE LOGO (R)]
9800 Fredericksburg Road
San Antonio, Texas 78288

September 28, 2015

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 113 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Ms. Larkin:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on September 9, 2015, concerning Post-Effective Amendment No. 113 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on July 31, 2015, on behalf of the USAA International Fund, series of the Trust (the Fund), and the Trust’s responses thereto.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments:

1. Comment: In response to the Staff’s comments, please file a written response as correspondence on EDGAR and include sample revised disclosure.  Please also provide “Tandy” representations.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff’s comments on the Post-Effective Amendment.  Where appropriate, the Trust will include sample revised disclosure, and will apply comments on one section of the Post-Effective Amendment to other sections where applicable.

In connection with Post-Effective Amendment No. 120 to the Trust’s Registration Statement on Form N-1A filed for the purpose of making the changes referenced in this letter, among others (the Filing), the Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Filing; (2) comments by the Staff or changes to disclosure in response to Staff comments in the Post-Effective Amendment reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Filing; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

2. Comment: The Staff notes that the term “Adviser” is used in the table and footnote on page 1, whereas “Manager” is used in other places, including the Financial Highlights.  Please consider revising to use the same term consistently. Please also remove the extra decimal point from the footnote on the same page.

Response: The Trust has made the requested changes.

3. Comment:  In the “Principal Investment Strategy” section, you describe the Fund’s policy to invest at least 80% of its assets in equity securities of foreign companies.  Consider also describing how the remaining 20% of the Fund’s assets will be invested.

Response: The Fund’s principal strategy is to invest in equity securities of foreign companies, which may include investments in excess of the 80% threshold.  The Fund may also invest in other types of securities, which are described in the “Investment Strategy” section beginning on page 10, but investment in these other securities are not considered to be part of the Fund’s principal strategy.  Accordingly, the Trust respectfully declines to make the requested change.

4. Comment: If appropriate, please include risk disclosure for derivatives, depositary receipts, and preferred stocks in the “Principal Risks” section beginning on page 3.

Response: The Trust defines the term “equity securities” to include depositary receipts, preferred stocks, convertible securities, and securities that carry the right to buy stock, and the risks of these instruments are included within the more general discussion of risks applicable to equity securities included on page 3. Investment in derivatives is a non-principal strategy, and the risks of investments in derivatives are includes in the “Risks” section on page 13.

5.  Comment: The Staff notes that the Fund includes risks related to mid- and small- cap companies in the “Principal Risks” section on page 3.  Consider also referencing investments in mid- and small-cap companies in the “Principal Investment Strategy.”

Response: The Trust has made the requested change.

6. Comment:  Please include the “Risk/Return Bar Chart” in your written response and ensure that it appears in the Prospectus.

Response: Please see below:

[Barchart]
2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
12.68%	27.35%	8.83%	-35.25%	32.43%	9.87%	-9.81%	22.07%	18.02%	-5.09%

7. Comment: The footnote to the “Average Annual Total Returns” chart on page 6 is difficult to understand.  Please revise.

Response: The Trust has made the requested change. The revised footnote is included below:

*The performance of the MSCI EAFE Index and the Lipper International Funds Index is calculated from the end of the month, July 31, 2008, while the inception date of the Institutional Shares is August 1, 2008.  There may be a slight variation in performance because of the difference.

The average annual total return for the MSCI EAFE Index and Lipper International Funds Index from July 31, 2010, through December 31, 2014, was 7.30% and 7.16%, respectively. The performance of the MSCI EAFE Index and the Lipper International Funds Index is calculated from the end of the month, July 31, 2010, while the inception date of the Adviser Shares is August 1, 2010.  There may be a slight variation in performance because of the difference.

8. Comment: Please align the “principal investment strategy” as described on page 10 with the “Principal Investment Strategy” section on page 2.

Response: The “Principal Investment Strategy” section on page 2 is aligned with the description of the Fund’s “principal investment strategy” in response to the question on page 10.  We have revised the title of the section to read “Investment Strategy” in order to clarify that the other questions and answers are not part of the “principal” strategy.

9.      Comment: Please revise the disclosure under the heading “How are the decisions to buy and sell securities made?” for “Lazard” using plain language that investors will be able to understand.

Response: The Trust has made the requested change. The revised disclosure is included below:

The amount of a position which is sold will depend on a host of factors including its active weight, its size in the portfolio, the difference in expected return between the stock and its replacement, the diversification that it provides to the portfolio (capitalization, geography, sector, industry), transaction costs, the reasons behind the sale (expected return differential versus a company specific event), etc. We typically do not sell a complete position if the active weight in the portfolio is greater than 30-40 basis points. All potential trades suggested by the process are placed on a list, which is evaluated by investment team members for additional risks or information not captured within the ranking process. Small trades are typically not implemented, in an effort to control turnover.

10.      Comment: Please consider distinguishing between principal risks and non-principal risks in the “Risks” section beginning on page 13.

Response: The Trust believes that principal risks are sufficiently distinguished by their inclusion in the “Principal Risks” section on page 3, whereas the “Risks” section is meant to provide investors with a broader view of potential risks applicable to the Fund.  For these reasons, the Trust respectfully declines to make the suggested change.

11. Comment: Please remove the extra space after the biography for “Daniel Ling” on page 20.

Response: The Trust has made the requested change.

12.      Comment: There is a formatting error in the “Financial Highlights” section; please revise.

Response: The Trust has made the requested change.

13.      Comment: Please confirm that the back cover page contains the SEC file number.

Response: The Trust hereby confirms that the back cover page of the Prospectus contains the SEC file number.

Statement of Additional Information (SAI)

14.      Comment: Revise the spelling of “Adviser Shares” on the cover page.

Response: The Trust has made the requested change.

15.      Comment: Please confirm that the SAI includes a “price-make-up sheet” required by Item 23(c), Instruction 4.

Response: The Trust hereby confirms that the “price-mark-up sheet” is included in the Fund’s financial statements, as permitted by Item 23(c), Instruction 4.  The financial statements are incorporated by reference to the Fund’s annual report.

16.      Comment:  In the “Investment Policies” section beginning on page 9, please disclose the risks associated with the following investments: Asset-backed Commercial Paper, Certificates of

Deposit and Bankers’ Acceptances, Commercial Paper, Futures Contracts, the Global Tactical Asset Allocation (GTAA) Strategy, Options on Futures Contracts, Options on Securities, Repurchase Agreements, Section 4(2) Commercial Paper and Rule 144A Securities, Treasury Inflation-Protected Securities (TIPS), and Variable-Rate and Floating-Rate Securities.

Response:  The Trust has made the requested changes, except with respect to Options on Securities and Repurchase Agreements, for which the Trust believes adequate risk is already included.  Below is sample revised language that has been added to each type of investment.

Asset-backed commercial paper: Investments in asset-backed commercial paper are subject to the risk that insufficient proceeds from the expected cash flows of the contributed receivables are available to repay the commercial paper.

Certificates of Deposit and Bankers’ Acceptances: To the extent a Fund holds instruments of foreign banks or financial institutions, it may be subject to additional investment risks that are different in some respects from those incurred if the Fund invests only in debt obligations of U.S. domestic issuers. Such risks include future political and economic developments, the possible imposition of withholding taxes by the particular country in which the issuer is located, the possible confiscation or nationalization of foreign deposits, the possible establishment of exchange controls, or the adoption of other foreign governmental restrictions which may adversely affect the payment of principal and interest on these securities.

Domestic banks and foreign banks are subject to different governmental regulations with respect to the amount and types of loans that may be made and interest rates that may be charged. In addition, the profitability of the banking industry depends largely upon the availability and cost of funds and the interest income generated from lending operations. General economic conditions and the quality of loan portfolios affect the banking industry.  Unexpected changes with respect to these factors may adversely affect the issuance of and the secondary market for these securities.

Commercial Paper:  Investments in commercial paper are subject to the risk the issuer cannot issue enough new commercial paper to satisfy its outstanding commercial paper, also known as rollover risk. Commercial paper may become illiquid or may suffer from reduced liquidity in certain circumstances. Like all fixed income securities, commercial paper prices are susceptible to fluctuations in interest rates. If interest rates rise, commercial paper prices will decline. The short-term nature of a commercial paper investment makes it less susceptible to interest rate risk than many other fixed income securities because interest rate risk typically increases as maturity lengths increase. Commercial paper tends to yield smaller returns than longer-term corporate debt because securities with shorter maturities typically have lower effective yields than those with longer maturities. As with all fixed income securities, there is a chance that the issuer will default on its commercial paper obligation.

Futures Contracts:  The risk of loss in trading futures contracts can be substantial because of the low margin deposits required and the high degree of leveraging involved in futures pricing. As a result, a relatively small price movement in a futures contract may cause an immediate and substantial loss or gain. The primary risks associated with the use of futures contracts are: (i) imperfect correlation between the change in market value of the stocks held by a Fund and the prices of futures contracts; and (ii) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures position prior to its maturity date. The degree of imperfection of correlation depends on circumstances such as variations in speculative market demand for futures on securities, including technical influences in futures trading, and differences between the financial instruments being hedged and the instruments underlying the standard contracts available for trading in such respects as interest rate levels, maturities, and creditworthiness of issuers.

Global Tactical Asset Allocation (GTAA) Strategy:  The GTAA strategy may not work as intended and may result in losses by a Fund or periods of underperformance. The success of the GTAA strategy will be subject to the Manager’s ability to monitor for short- and medium-term mispricings in certain asset classes and execute certain trading techniques (such as options and futures transactions) in an efficient manner. In addition, because market conditions change, sometimes rapidly and unpredictably, the success of the GTAA strategy will be subject to the Manager’s ability to execute the strategy in a timely manner. Moreover, the GTAA strategy may increase portfolio transaction costs, which could cause or increase losses or reduce gains. Futures contracts and other instruments used in connection with the GTAA strategy are not necessarily held by a Fund to hedge the value of the Fund’s other investments and, as a result, these futures contracts and other instruments may decline in value at the same time as the Fund’s investments. Any one or more of these factors may prevent the Fund from achieving the intended results or could cause the Fund to underperform or experience losses (some of which may be sudden). In addition, the use of the GTAA strategy may not protect against market declines and may limit a Fund’s participation in market gains.

Options on Futures Contracts:  The trading of options on futures contracts entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the option. The risk of imperfect correlation, however, generally tends to diminish as the maturity date of the futures contract or expiration date of the option approaches.  In addition, a Fund utilizing options on futures contracts is subject to the risk of market movements between the time that the option is exercised and the time of performance thereunder. This could increase the extent of any loss suffered by a Fund in connection with such transactions.

Section 4(2) Commercial Paper and Rule 144A Securities:  However, investing in Rule 144A securities and Section 4(2) commercial paper could have the effect of increasing the level of a Fund’s illiquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.

Treasury Inflation-Protected Securities (TIPS):  While these securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond’s inflation measure. If inflation is lower than expected while a Fund holds TIPS, the Fund may earn less on the TIPS than it would on conventional Treasury bonds.

Variable-Rate and Floating-Rate Securities:  Similar to fixed rate debt instruments, variable and floating rate instruments are subject to changes in value based on changes in market interest rates or changes in the issuer’s creditworthiness.  In addition, variable and floating rate securities are subject to the risk of loss of principal and income. Although borrowers frequently provide collateral to secure repayment of these obligations they do not always do so and these securities may be unsecured. If borrowers do provide collateral, the value of the collateral may not completely cover the borrower’s obligations at the time of a default. If a borrower files for protection from its creditors under bankruptcy laws, these laws may limit a Fund’s rights to its collateral. In the event of a bankruptcy, the holder of a variable or floating rate loan may not recover its principal, may experience a long delay in recovering its investment and may not receive interest during the delay.

17.      Comment: Consider including additional “equity securities” and “foreign securities” risks in the Prospectus, in order to match those risks as described on pages 13 and 15 of the SAI.

Response: The Trust believes that risks in the Prospectus should be kept concise, focusing on the most significant aspects of the risk of a given security type or strategy.  The purpose of the SAI “Investment Policies” section is to provide much more detail on securities, strategies, and their associated risks for investors that are interested in receiving this level of detail.  The Trust believes that the most significant risks associated with equity securities and foreign securities are described in the Prospectus.  Accordingly, the Trust respectfully declines to make the requested change.

18.      Comment: Consider revising the descriptions of Trustee principal occupations on pages 46-48 to provide a description of the business of the current or previous employers wherever not currently provided.

Response: The Trust has made the requested change.

19.      Comment: Please create a separate column for “Other Directorships Held” by Trustees in the charts on pages 46-48.

Response: The Trust has made the requested change.

20.      Comment: The Staff notes that the disclosure under “Corporate Governance Committee” on page 50 includes directions to shareholders regarding how to nominate candidates for the Board.  If there is a deadline for receipt of such nominations, please reference the deadline in the disclosure.

Response: There is no deadline for nominations to the Board; nominations can be made at any time regardless of whether a vacancy exists.

21.      Comment: Please revise the table disclosing trustee ownership of Fund securities to indicate that the lowest range is “$1 - $10,000” rather than “$0-$10,000.”

Response: The Trust has made the requested change.

22.      Comment: There is a formatting error in footnote 3 to the Trustee compensation table on page 53; please revise.

Response: The Trust has made the requested change.

23.      Comment: Please provide tables disclosing the information required by Items 19(g)(1) and Item 25(b) of Form N-1A.

Response:  With respect to Item 19(g)(1), the Trust has made the requested change; the table is replicated below. With respect to Item 25(b), the Trust does not include a table in the SAI because no payments were made to the Fund’s affiliated underwriter.

For the fiscal year ended May 31, 2015, the Funds paid distribution services fees for expenditures under the Distribution and Shareholder Services Plan with respect to their Adviser Shares as follows:

	Compensation to Dealers	Marketing, Advertising, Prospectus Delivery, Sales Personnel, IT Services, and Other Expenses of Distributor	Totals
Fund
Precious Metals and Minerals Fund Adviser Shares	$34,898	$4,559	$39,457
Emerging Markets Fund Adviser Shares	$218	$11,665	$11,883
International Fund Adviser Shares	$300	$17,904	$18,205
World Growth Fund Adviser Shares	$37,691	$22,016	$59,707
Government Securities Fund Adviser Shares	$496	$12,223	$12,720

24.      Comment:   On page 72, under “Compensation,” please revise to show information for MFS as of May 31, 2015.

Response: The Trust has made the requested change.

25.      Comment:   Please add the “International Fund” to the lists of funds in the “Lazard” section on pages 73-75, where applicable.

Response:  The Trust has made the requested change.

26.      Comment: The Staff notes that the “Portfolio Ownership” information for Wellington on page 79 is as of May 31, 2015; consider providing as of a more recent date.

Response: The Trust has made the requested change.

27.      Comment: Please change the labels in the Part C from “Items 23-30” to refer to “Items 28-35” instead.

Response: The Trust has made the requested change

If you have any questions with respect to the enclosed, please contact me at (210) 498-0034.

Sincerely,

/S/ DANIEL MAVICO

Daniel Mavico
Assistant Secretary
USAA Mutual Funds Trust